September 17, 2025

Hock Tan
Chief Executive Officer
Broadcom Inc.
3421 Hillview Avenue
Palo Alto, California 94304

       Re: Broadcom Inc.
           Registration Statement on Form S-4
           Filed September 10, 2025
           File No. 333-290174
Dear Hock Tan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing